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                               March 11, 2022

       Charles Fernandez
       Chief Executive Officer
       NextPlat Corp
       18851 N.E. 29th Ave., Suite 700
       Aventura, FL 33180

                                                        Re: NextPlat Corp
                                                            Registration
Statement on Form S-3
                                                            Filed February 15,
2022
                                                            File No. 333-262748

       Dear Mr. Fernandez:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Prospectus Summary
       Our Company, page 3

   1. You state that your "new platform will enable the use of a range of digital assets including non-fungible tokens
("NFTs") in e-commerce and in community-building activities."
                                                        Please disclose the
status of the development of this platform, what type of digital assets it will allow, and the
expected role of such digital assets.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Charles Fernandez
NextPlat Corp
March 11, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameCharles Fernandez
                                                           Division of
Corporation Finance
Comapany NameNextPlat Corp
                                                           Office of Technology
March 11, 2022 Page 2
cc:       Johnathan C. Duncan
FirstName LastName